FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  March 25, 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Ltd (NYSE and LSE: SIG)	Embargoed until 7.30 a.m. (EDT)
Results for the 52 weeks ended January 31, 2009	March 25, 2009

Signet
Full Year
 Results
 As Expected Before Goodwill Impairment

Results for the 52 weeks ended January 31, 2009 ("fiscal 2009")
●	Group same store sales: down 8.2%
●	Group total sales: $3,344.3 million, down 5.7% at constant exchange rates (1)
●	Income before goodwill impairment, relisting costs and income taxes: $200.9 million (2)
●	Goodwill impairment charge: $516.9 million
●	Reported loss before income taxes: $326.5 million
●	Basic loss per share: $4.62
●	Adjusted basic earnings per share: $1.57 (2)
 (1) See note 11.
 (2) Before charging $516.9 million impairment of goodwill and $10.5 million of relisting costs. These financial measures are supplemental non-GAAP measures which management believe useful to understanding the Group's performance. See note 11 for a reconciliation to reported financial measures.

Group
 Strategy
●	Enhance position as strongest middle market specialty retail jeweler
●	Reduce business risk
●	Focus on profit & cash flow maximization to further strengthen balance sheet

Group

Objectives for the 52 weeks ending January 30, 2010 ("fiscal 2010")
●	$100 million US cost reduction program
●	Significant working capital reduction
●	Capital expenditure of about $55 million
●	$175 million to $225 million cash inflow before financing activities

Terry Burman, Group Chief Executive, commented: "Against a very challenging retail environment, we capitalized on the Group's competitive strengths to outperform our middle market competitors and to successfully execute our strategy of maximi
z
ing gro
ss merchandise margin dollars.

As sector rationalization
continues at an accelerated pace,
proven management, a strong balance sheet and sustainable competitive advantages are important considerations
in relationships with staff, suppliers and landlords. As we enter fiscal 2010
,
 our prime objective is to strengthen further the Group's industry leading position so as to be able to benefit from
the reduced capacity within the specialty jewelry sector and to be well positioned for the eventual
consumer recovery.
To reinforce our position, w
e also aim to reduce net debt by around $200 milli
on in fiscal 2010.

Given the very challenging environment, the Group has made an encouraging start to fiscal 2010. In the
US
, same store sales
for the first seven weeks
were down by
2.7
%
against
 the comparable period in fiscal 2009
,

with Valentine's Day trading stronger than the remainder of the period
.
T
he change in timing of Easter
 had an adverse impact of about 1%.
Gross merchandise margin was meaningfully up, reflecting the benefit of the price increases implemented in the first quarter of fiscal 2009 and favorable mix changes
, which
 more than offset the increase in the
cost
 of gold.

In the
UK
, same store sales
 for the first seven weeks
were down
3.8
%, with the timing of Easter having limited impact. Gross merchandise margin was up slightly, reflecting higher prices offsetting increased merchandise costs. However, pressure on
UK
 gross merchandise margin is expected to build during the rest of the year due to higher gold costs and the weakness of the pound sterling against the US dollar."

Enquiries:	Terry Burman, Group Chief Executive	+1 441 296 5872
	Walker Boyd, Group Finance Director	+1 441 296 5872

	Michael Henson, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass , Brunswick	+44 (0) 20 7404 5959

Signet operated 1,959 specialty retail jewelry stores at January 31, 2009; these included 1,401 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry", and under a number of regional names. At that date Signet operated 558 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones", and "Leslie Davis".

 Further information on Signet is available at
www.signetjewelers.com
.
See also
www.kay.com
,
www.jared.com
,
www.hsamuel.co.uk
 and

www.ernestjones.co.uk
.

Results conference call details

There will be a conference call today at 9.00 a.m. EDT (1.00 p.m. GMT and
6.00 a.m.
 Pacific Time) and a simultaneous audio webcast and slide presentation available at w
ww.signet
jewelers
.com
. The slides are available to be downloaded from the website ahead of the conference call. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

US dial-in:	+1 718 354 1171
US 48hr. replay:	+1 718 354 1112	Pass code: 4086123#

European dial-in:	+44 (0) 20 7138 0816
European 48hr. replay:	+44 (0) 20 7806 1970	Pass code: 4086123#

GROUP FINANCIAL REVIEW

Income Statement

In
fiscal 2009,

the Group loss before income taxes was $326.5 million
(
fiscal 2008
:
income
$
336.2
 million)
, including a goodwill impairment charge of $516.9 million and non-recurring relisting costs of $10.5 million, see below for further details. Before these items,

the
Group
's

income before income taxes was
 $
200.9
 million
, see note 11. Same store
 sales were down
8.2
%
. Total sales were 8.8% lower at $3,344.3
 million (
fiscal 2008
: $
3
,6
65.3
 million
), down 5.7% at constant exchange rates, see note 11
.

The average
pound sterling to
US dollar exchange rate for the period was
 £1/$1.75 (fiscal 2008: £1/$2.00). The components of the change in sales are set out below:

Change in sales	US %	UK %	Group %
Same store sales	(9.7)	(3.3)	(8.2)
Change in net new store space	3.4	(0.5)	2.5
Exchange translation	-	(12.0)	(3.1)
Total sales growth as reported	(6.3)	(15.8)	(8.8)

Net o
perating
income
excluding
goodwill impairment and re
listing costs
was
 $
230.1
 million (
fiscal 20
0
8
: $
358.7
 million)
, see note 11,
 and operating margin was
6.9
% (
fiscal 20
08:
9.8
%).
On a reported basis there was a net operating loss of $297.3 million. The factors influencing the lower operating margin are set out below:

Change in operating margin	US %	UK %	Group %
Fiscal 2008 operating margin	9.8	11.4	9. 8 (1)
Gross merchandise margin movement	1.2	-	0.9
Expense deleverage	(3.8)	(2.6)	(3.5)
Impact of new store space	(0.4)	-	(0.3)
Fiscal 2009 operating margin before goodwill impairment and relisting costs	6.8	8.8	6.9 (1)
(1) Includes unallocated costs, principally Group costs.

Goodwill impairment
In prior years, the Group
 prepare
d
 its accounts
under International Financial Reporting Standards ("
IFRS
")
 and
reflected
on
its
 balance sheet only $30.6 million of goodwill
 relating to an acquisition made in 2000
.

Following the move of listing to the New York Stock Exchange ("NYSE") and the adoption of US Generally Accepted Accounting Principles ("US GAAP"),

goodwill of $486.3 million relating to acquisitions made

by the Group
in 1990 or earlier
 was also required to be reflected on the balance sheet
.

Under US GAAP, the Group is required to undertake an annual goodwill impairment test at its year end or when there is a triggering event. In fiscal 2009, in addition to the annual impairment review there were a number of triggering events in the fourth quarter d ue to a significant decline in profitability reflecting the impact of the economic downturn on the Group's operations
 and

an
e
ven greater decline in its share
 price
resulting in a
 substantial discount of the
market capitalization
 to tangible net asset value
 (that is shareholders' funds excluding intangible assets). A
n evaluation of the recorded goodwill was undertaken
 and i
t was determined that it was impaired. Accordingly, to reflect the impairment
,
 the Group
 recorded
 a non-cash charge of $
516.9
 million
, which
 eliminated the value of goodwill on
its
balance sheet. The goodwill write-off ha
s
 no impact on the Group's borrowing agreements
 or the net tangible assets of the Group.

Relisting costs
On September 11, 2008 the primary listing of the Group moved to the NYSE and the parent company of the Group became Signet Jewelers Limited, a
Bermuda
 domiciled company. The non-recurring costs associated with these changes amounted to $10.5 million.

Group central costs, financing items and taxation
Group central costs were $13.0 million in fiscal 2009 (fiscal 2008: $15.8 million), largely due to the movement in the pound sterling to US dollar exchange rate, as well as a foreign exchange gain more than offsetting an underlying increase in costs. Net f inancing costs

rose to $
29.2 million
(
fiscal
2008: $
22.5
 million),

the increase being primarily due to
higher levels of net debt.
The income tax charge was $67.2 million (fiscal 2008: $116.4 million), an underlying effective tax rate before goodwill impairment and relisting costs of 33.5% (fiscal 2008: 34.6%).  The decline of 1.1% in the underlying effective rate reflected a lower proportion of profits from the
US
 division and a reduced level of expenditure disallowable for tax than in fiscal 2008.  It is expected that, subject to the outcome of various uncertain tax positions, the Group's underlying effective tax rate in fiscal 2010 will be approximately 36%, primarily due to an anticipated higher proportion of expenditure disallowable for tax in relation to income before tax.

Net income, earnings per share

and dividends
The net loss for fiscal 2009 was
$
393.7
million
 (fiscal 2008: $219.8 million net income). Excluding the impairment to goodwill and relisting costs, net income for fiscal 2009 was $133.7 million (fiscal 2008: $219.8 million), see note 11
.
O
n a reported basis
,

both basic and diluted loss per share
 w
as

$4.62
 (
fiscal 200
8
 earnings per share
:
basic $2.58 and

diluted $2.55
).
  Basic and diluted e
arnings per share excluding
the impairment to goodwill and relisting costs

were

both $1.57
, see note 11. In the light of economic prospects and financial market conditions, as well a focus on debt reduction, the Board concluded that it is not currently appropriate to pay dividends. This policy is reflected in the amended borrowing agreements.

Cash flow and net debt
Set out below is a summary of the Group's cash flows for fiscal 2009 and fiscal 2008:
	Fiscal 2009	Fiscal 2008
	($ million)
Net (loss) / income	(39 3.7 )	219.8
Adjustments to reconcile to cash flows provided by operations	6 53.5	113.8
Cash flows provided by operations	259.8	333.6
Changes in operating assets and liabilities	(95.4)	(192.8)
Net cash from operating activities	16 4.4	140.8
Net cash flows used in investing activities	(113.3)	(139.4)
Free cash flow	51.1	1.4
Dividends paid	(123.8)	(123.9)
Net change in common s hares	0.1	(23.0)
	(72.6)	(145.5)
Proceeds of debt during year	160.6	31.1
Net increase / (decrease) in cash and cash equivalents	88.0	(114.4)

In fiscal 2009, net cash flow provided by operating activities increased to $164.4 million (fiscal 2008: $140.8 million), although there was a net loss of $393.7 million (fiscal 2008: $219.8 million net income). The adjustments for non-cash items were $653.5 million (fiscal 2008: $113.8 million) and included the impairment to goodwill of $516.9 million. The adjustment for depreciation and amortization in fiscal 2009 at $114.5 million was similar to fiscal 2008. Therefore cash flow provided by operations was $259.8 million (fiscal 2008: $333.6 million).

In fiscal 2009, there was a much smaller outflow from operating assets and liabilities of $95.4 million (fiscal 2008: outflow of $192.8 million). There was a decrease in inventories of $12.7 million compared to an increase of $96.8 million in fiscal 2008, given the much reduced space growth in the
US
 division and tight control of inventory on both sides of the Atlantic. In addition, the level of accounts receivable reduced by $20.5 million, reflecting the decline in sales in the US division partly offset by a slower collection rate of outstanding receivables (fiscal 2008: $56.2 million increase). There was also a substantial increase in the adverse impact of exchange rate changes on currency swaps of $49.6 million (fiscal 2008: $1.9 million).
The Group has historically swap
ped pound
 sterling
deposits
into US dollars on a short term basis to reduce the level of US dollar debt
.
The size of
such
 cash deposits fluctuates during the year
 and also reflects an historic restriction on dividend payments by the
UK
 division
.

In the fourth quarter of fiscal 2009, following a ruling by the High Court of
Justice in
England
 &
Wales
, the Group had a greatly increased ability to reduce the size of the pound sterling cash deposits on a permanent basis by paying dividends up through the corporate structure. Advantage was taken of this to significantly reduce the future exposure of the Group
's
 liquidity position to changes in the po
u
nd sterling to US dollar exchange rate.

Net cash flow used in investing activities was $113.3 million (fiscal 2008: $139.4 million) as a result of reduced store investment in the
US
 partly offset by

a
n increased number of Ernest
Jones refurbishments. Free c
ash
in
flow
in

fiscal
2009
was $51.1 million (fiscal 2008: $1.4 million).

Dividends of $123.8 million were paid (fiscal 2008: $123.9 million). The net change in common shares was minimal (fiscal 2008: outflow $23.0 million).

Net debt
Net debt at
January 31,
200
9
 was $
470.7
million (
February 2, 2008
: $3
7
4.
6
 million).
Of the $96.1 million increase in net debt (fiscal 2008: $141.4 million increase), $23.5 million (fiscal 2008: $4.1 million decrease) was due to the effect of exchange rate changes.
Group gearing (that is the ratio of net debt to shareholders
'

equity excluding goodwill)
 at
January 31,
200
9
 was 2
9.2
% (
February 2, 2008: 21.2%
).
The peak level of net debt in fiscal 2009 was about $670 million (fiscal 2008: about $620 million).

Amended borrowing agreements
Discussions to make amendments to, and reduce the size of, the Group's borrowing facilities were initiated by Signet in November 2008, in light of a significant deterioration in the economic environment.  The goal of the discussions was to provide the Group with additional financial flexibility in the medium term, while more appropriately structuring the borrowing facilities required by the significantly lower level of net debt now expected, based on the Group's revised operating and expansion strateg
y
.

A satisfactory outcome to these discussions was recently achieved and details of the amended agreements were announced on March 16, 2009. In accordance with that announcement, a prepayment of $100 million of the notes at par plus accrued interest was made on March 18, 2009.
Signet was in compliance with the
terms of the
original agreement
s
 in respect of fiscal 2009
.

FISCAL 2009 OPERATING REVIEW

US Division (circa 76% of Group sales)

In a very challenging retail environment, US same store sales were down 9.7% and total sales were $2,536.1 million (fiscal 2008: $2,705.7 million). Sales performance was primarily driven by the difficult economic conditions with same store sales falling by 6.0% in the first three quarters. Following the sharp deterioration in consumer sentiment in mid September, and a further decline in early December, same store sales in the fourth quarter were 16.1% lower than the comparable quarter in fiscal 2008. Spending by higher income consumers was particularly weak in the fourth quarter, and this was reflected in the performance of Jared.

Operating income before goodwill impairment was $171.6 million (fiscal 2008: $265.2 million), see note 11. The operating margin was 6.8% (fiscal 2008: 9.8%), see table above for an analysis of the movement. Gross merchandise margin rate was ahead of expectations and increased by 120 basis points compared to last year, with a particularly strong performance in the fourth quarter. This reflected price increases implemented during the first quarter of fiscal 2009 and favorable changes in mix resulting from management initiatives, including the planned expansion of exclusive merchandise, which more than offset commodity cost increases. There was a negative impact of 380 basis points caused by the deleverage of the underlying cost base due to the decline in same store sales, which included the adverse movement in performance of the receivables portfolio, and an unfavorable impact of 40 basis points from new store space.

During fiscal 2009, training focused on product knowledge and developing selling skills appropriate for the more challenging marketplace. Enhanced in-store technology reduced administrative burdens and improved the efficiency of store, district and regional management. Benefits were seen in compliance monitoring, store feedback and the ability to identify store and divisional level opportunities to enhance training. Further improvements to repair services, an important driver of footfall and customer confidence, were also implemented. Reflecting lower sales volumes, store staff hours were reduced, and divisional head office staffing levels were decreased through attrition.

T
he average unit selling price
was flat in fiscal 2009 compared to fiscal 2008. During the first nine months of fiscal 2009, the increase was 7% (mall brands up by
7
%
 and Jared up by 5%), reflecting the price increases implemented in the first quarter. However, in the fourth quarter the consumer was seen to be trading down and the average unit selling price decreased by 10% (mall brands down by 7% and Jared down by 4%). The Jared average unit price excludes the impact of the launch of a new charm bra
celet range in some stores.
While all major merchandis
e
 categories were down
over the year
on a same store basis, the bridal category, which accounts for between
45%
and 50%
of sales, performed better than average
, as did the proprietary Leo diamond range.

The
US
 division also successfully launched new, e
xclusive
ranges, such as a specially designed collection by Jane Seymour and merchandise from Le Vian. The
US
 division's merchandising and inventory expertise enabled it to respond promptly to the rapid and substantial changes in customer buying patterns in the fourth quarter, and to realign inventory levels to plan by the end of fiscal 2009.

To reflect lower anticipated sales levels, m
arketing expenditure
 was concentrated on the most productive channels and brands. As a result of the unexpected sharp decline in fourth quarter sales, the ratio of gross marketing spend to sales during fiscal 2009 was again above planned levels, at 7.4% (fiscal 2008: 7.5%). Dollar gross marketing expenditure decreased by 7.6% to $188.4 million (fiscal 2008: $204.0 million). Marketing efforts were focused on national television advertising for Kay and Jared, resulting in their 'share of voice' growing. In addition, the promotional cadence was increased, particularly during the fourth quarter. In the third quarter an e-commerce capability was added to the Jared website.

The net bad debt charge at 4.9% of total sales during fiscal 2009 (fiscal 2008: 3.4%) was well above the tight range of the past ten years. The increase in net bad debt was partially offset by higher income from the receivables portfolio. Credit participation increased somewhat to 53.2% during fiscal 2009 (fiscal 2008: 52.6%), reflecting a higher level of applications offset by a significant increase in the level of credit applications rejected. The fall in credit acceptance rates followed management action to reduce exposure to particular customer attribute groups, and a lower proportion of customers satisfying the
US
 division's credit requirements.

Overall, the expense base in fiscal 2009 was similar to fiscal 2008,

excluding the impact of new space. Tight control of costs offset the increase in net bad debt charge and inflationary cost increases in occupancy, utilities, freight and staff wage rates. Actions taken included reductions in store staff hours to partly reflect lower transaction volumes, significantly lower levels of radio advertising and savings in central costs.

Given the deteriorating environment, and the Group's strict investment criteria, action was taken in early fiscal 2009 to sharply slow the rate of net store space growth. This was achieved by reducing the number of stores opened and increasing store closures as leases expired. Net store space in fiscal 2009 increased by a little under 4% (fiscal 2008: 10%), see table below in Fiscal 2010 Group Strategy and Objectives for details. Capital expenditure in new and existing stores was $56.3 million (fiscal 2008: $88.1 million). Working capital investment, that is inventory and receivables, associated with space growth was $66.5 million (fiscal 2008: $118.8 million).

UK
 Division (circa 24% of Group sales)

In fiscal 2009, same store sales decreased by 3.3% (H.Samuel down by 2.6% and Ernest Jones down by 4.0%). Total sales decreased by 3.8% at constant exchange rates and were $808.2 million as reported (fiscal 2008: $959.6 million). In the first nine months of fiscal 2009, same store sales increased by 0.8% (H.Samuel up by 1.1% and Ernest Jones up by 0.5%). As in the
US
, the fourth quarter saw a sharp deterioration in consumer sentiment with the upper end consumer being particularly weak. As a result, same store sales in the fourth quarter declined by 9.2% (H.Samuel down by 7.8% and Ernest Jones by 11.0%).

Net operating income before goodwill impairment was $71.5 million (fiscal 2008: $109.3 million), see note 11. The operating margin was 8.8% (fiscal 2008: 11.4%), see table above for an analysis of the movement. The gross merchandise margin rate was unchanged, with price increases offsetting adverse mix changes, greater promotional activity and higher commodity costs. There was a negative impact of 260 basis points reflecting the deleverage of the underlying cost base as a result of the decline in same store sales.

The average unit selling price in fiscal 2009 increased by 9%, reflecting price increases implemented in late fiscal 2008 and early fiscal 2009 and merchandise mix changes. The consumer was more cautious in the fourth quarter, with the average unit selling price in the first nine months up by 12% over the comparable period and up by only 4% in the fourth quarter.
The watch category outperformed, particularly the prestige ranges in Ernest Jones.
K
ey volume lines were increased and performed well. Good inventory management procedures and a better than expected performance in January 2009, resulted in i nventory being at the
 planned level at year end.

Gross marketing spend was reduced to $22.1 million in fiscal 2009 (fiscal 2008: $29.2 million), the decrease at constant exchange rates was 13%, the ratio to sales being 2.8% (fiscal 2008: 3.1%). H.Samuel continued to use television advertising in the fourth quarter and also tested customer relationship marketing. For Ernest Jones, expenditure was focused on extending customer relationship marketing, which management believes has proven effective. The e-commerce capabilities of both H.Samuel and Ernest Jones were enhanced during the year.

Overall, a tight control of expenses resulted in the underlying cost base in fiscal 2009 being broadly similar to that in fiscal 2008. Actions taken included reductions in staff costs and changes in the marketing strategy for Ernest Jones.

Total store capital expenditure was $32.2 million (fiscal 2008: $18.6 million). There was a return to a more normal refit cycle for Ernest Jones following a successful test of a new store design in fiscal 2008 and an increase in store openings because of the completion of major new shopping centers in
London
, Liverpool and
Bristol
. At January 31, 2009, 60% of the
UK
 division's stores (February 2, 2008: 50% of stores) were trading in the open consumer oriented format. At the year end, there were 352 H.Samuel stores (February 2, 2008: 359) and 206 Ernest Jones (February 2, 2008: 204).

FISCAL 2010 GROUP STRATEGY & OBJECTIVES

Introduction
Fiscal 2009, particularly the fourth quarter, was very challenging. As a result the Board reviewed its strategy and made significant adjustments to reflect the changed economic environment. The Group's revised strategy is to enhance its position as the strongest operator in the middle market specialty retail jewelry sector and capitalize on the decrease in competition when consumer expenditure begins to recover. This involves maintaining a balance between the sustainable competitive advantages that the Group has established and the need to reduce risk, maximize profit and strengthen the balance sheet through cash generation.

Sales will continue to be driven by leveraging the Group's competitive strengths with the objective of maximizing gross merchandise margin dollars. In late fiscal 2009 and early fiscal 2010, a meaningful cost saving program was implemented and significant inventory reductions are planned to align both more closely with the lower sales levels. Capital expenditure has also been substantially reduced, with decreased spending planned on both existing operations and space growth. New store openings have been largely eliminated. In the current marketplace it is preferable, and a much lower risk strategy, to grow profitable market share by focusing on sales productivity in existing stores.

While the level of expenditure on jewelry is discretionary, the expression of romance and appreciation through bridal jewelry and gift giving remain very important human needs, as is self reward. Central to the Group's success is helping to satisfy those needs. Therefore the training of staff so that they can better understand the consumers' requirements, communicate the value of the merchandise selected and 'close the sale' remains a high priority. The Group's supply chain and merchandising expertise, combined with its size and balance sheet strength, enables it to increase differentiation in the marketplace through its exclusive merchandise, while also offering a compelling value proposition in more basic ranges. The Group's marketing is effective and cost efficient, with its leading 'share of voice' leveraged through national television advertising and customer relationship marketing, both of which benefit from scale. At a time when the specialty jewelry sector is undergoing an accelerated rate of consolidation as weak competitors exit the market, these advantages become even more important.

US

The current trading environment remains extremely challenging. The prospects for same store sales remain very
 uncertain and will depend largely on
consumer confidence and concerns about employment
.
For fiscal 2010, the g
ross merchandi
s
e margin is expected to be
 at least at the level
 achieved in fiscal 2009
, with the increase in the cost of gold offset by supply chain efficiencies, particularly in the sourcing of diamonds. In the first quarter it is expected that there will be some benefit from price increases implemented in early fiscal 2009 as well as favorable mix changes.

Against the unfavorable macro-economic background, a

substantial
cost
 reduction program has been implemented, with the objective of reducing costs by $100 million
 in fiscal 2010. There will also be a one off benefit of $13 million due to a change in vacation policy. However, expenses will be adversely affected by underlying inflation and anticipated further increases in net bad debt. The net change in space is expected to have little impact on cost.

Action is also being taken to align inventory appropriately to the reduced
 level of sales by
lower
ing the amount
of merchandise
 purchased. The target is to
decrease
 the
investment in
inventory by
about $90
 million during fiscal 2010.

A further
slowing
 in the rate of new store opening
s
 will take place in fiscal 2010
,
and the number of store closures is anticipated to be
a little
 higher than in fiscal 2009
. This will result in
 a marginal decline in store space (see table
below). T
here will also be a reduced level of store refurbishment and investment in information technology.
C
apital expenditure in fiscal 2010 is anticipated to be
about
$
40
 million
, significantly lower than in fiscal 2009.

	Kay Mall	Kay Off Mall	Regionals	Jared (a)	Total	Net Space Change
January 2008	789	105	351	154	1,399	1 0%
Opened	27 ( [b] )	30	3	17	77
Closed	(21)	(4)	(50) ( [b] )	-	(75)
January 2009	795	131	304	171	1,401	4%
Openings (planned)	3	3	1	8	15
Closures (approx.)	(13)	(5)	(57)	-	(75)
January 2010 (approx. )	785	1 29	2 48	1 79	1,3 41	(1) %
(a) A Jared store is equivalent in size to just over four mall stores.
(b) Includes 14 rebranded stores.

U
K

The
UK
 marketplace
also
remains very challenging. The outlook for sales in the remainder of the year is uncertain. Gross merchandise margin in fiscal 2010
 is expected to be
somewhat below
 that achieved in fiscal 2009
, primarily
 reflecting a higher cost of gold
 and the weakness of sterling, partly being offset by price increases
.
A
ction has been taken with the
objective
 of maintaining costs broadly in line with
 those of fiscal 2009
.
  These initiatives, such as lower staffing levels in the divisional central functions, realigned marketing expenditure and reduced store operating expense, have offset a number of
adverse factors
, including
higher property related charges
 a
nd an increase in pension costs arising as a result of the pension deficit being amortized through the income statement.

R
eflecting lower sales
,
 the objective is to reduce the investment in inventory by about $
15
 million during fiscal 2010.

A further
 small
 reduction in
net
store space
is expected
 in fiscal 2010
,

with
 the number of store closures
lower than in
 fiscal 2009
 and one new store opening planned
 (see table
below
).
C
apital expenditure in fiscal 2
010 is anticipated to be approximately $
15
 million
(fiscal 2009: $38.9 million), due to a slower pace of Ernest Jones refits in the current environment.

	H.Samuel	Ernest Jones (a)	Total	Open Store Format
				H.Samuel	Ernest Jones (a)
January 2008	359	204	563	41%	9%
Opened	4	5	9
Closed	(11)	(3)	(14)
January 2009	352	206	558	45%	15%
Openings (planned)	-	1	1
Closures (planned)	(7)	(2)	(9)
January 2010	345	205	550	46%	18%
(a) Includes stores trading as Leslie Davis.

Group cash flow objectives
It is the Group's objective to achieve a net cash inflow during fiscal 2010 of between $175 million and $225 million. While net income is expected to be lower than in fiscal 2009, it is anticipated that working capital will be significantly reduced, with planned inventory falling by about $
10
0 million. Capital expenditure in fiscal 2010 is budgeted to be about $55 million, compared to $114.9 million in fiscal 2009, with a small decrease in space planned in both the
US
 and
UK
 divisions. In line with the amended borrowing agreements, no dividends will be paid in fiscal 2010, nor will any share repurchases be made.
In addition, the increase in borrowing to the seasonal peak in November will be meaningfully less than in recent years. Excluding fees and associated costs of $9.5 million arising from the negotiations of the amended borrowing agreements, net interest expense is forecast to be $3 million to $5 million higher than in fiscal 2009.

CURRENT TRADING

Given the very challenging environment, the Group has made an encouraging start to fiscal 2010. In the
US
, same store sales
for the first seven weeks
were down by
2.7
%
against
 the comparable period in fiscal 2009
,

with Valentine's Day trading stronger than the remainder of the period
.
T
he change in timing of Easter
 had an adverse impact of about 1%.
Gross merchandise margin was meaningfully up, reflecting the benefit of the price increases implemented in the first quarter of fiscal 2009 and favorable mix changes
, which
 more than offset the increase in the
cost
 of gold.

In the
UK
, same store sales
in the first seven weeks
were down
3.8
%, with the timing of Easter having limited impact. Gross merchandise margin was up slightly, reflecting higher prices offsetting increased merchandise costs. However, pressure on
UK
 gross merchandise margin is expected to build
during the rest of the year
due to higher gold costs and the weakness of
the pound
sterling against the US dollar
.

INVESTOR RELATIONS PROGRAM DETAILS

There will be a conference call today at 9.00 a.m. EDT (1.00 p.m. GMT and
6.00 a.m.
 Pacific Time) and a simultaneous audio webcast and slide presentation available at www.signetjewelers.com. The slides are available to be downloaded from the website ahead of the conference call. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

US dial-in:	+1 718 354 1171
US 48hr. replay:	+1 718 354 1112	Pass code: 4086123#

European dial-in:	+44 (0) 20 7138 0816
European 48hr. replay:	+44 (0) 20 7806 1970	Pass code: 4086123#

Citi Retail Reverse Roadshow, Friday, March 27, 2009

Signet will be taking part in the
Citi
 Retail
Reverse Roadshow
 on
Friday
,
March 27
, 2009 in
London
,
UK
. Present will be Walker Boyd, Group Finance Director
 and Tim Jackson, Investor Relations Director
.

Morgan Stanley Retail Field Trip,
Wednesday, April 1
, 2009

Signet will be taking part in the Morgan Stanley Retail Field Trip on
Wednes
day, April
1
, 2009 in
Phoenix
,
Arizona
. Present will be Walker Boyd, Group Finance Director

and
Mark Light
,
US Divisional
 Chief Executive.
  There will be a simultaneous audio webcast at
www.signetjewelers.com
.

First quarter sales

First quarter sales figures are expected to be announced on May 7, 2009.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Annual Report & Accounts of Signet Group plc furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 1, 2008 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Condensed consolidated income statements
for the 52 weeks ended January 31, 2009

		13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
		January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
		$m	$m	$m	$m	Notes
	Sales	1,123.6	1,384.8	3,344.3	3,665.3	2
	Cost of Sales	(745.1)	(849.2)	(2,264.2)	(2,414.6)
	Gross margin	378.5	535.6	1,080.1	1,250.7
	Selling, general and administrative expenses	(260.3)	(340.2)	(969.2)	(1,000.8)
	Impairment of goodwill	(516.9)	-	(516.9)	-
	Relisting costs	-	-	(10.5)	-
	Other operating income, net	32.2	29.5	119.2	108.8
	Operating (loss)/income, net	(366.5)	224.9	(297.3)	358.7	2
	Interest income	0.5	1.6	3.6	6.3
	Interest expense	(7.6)	(7.8)	(32.8)	(28.8)
	(Loss)/income before income taxes	(373.6)	218.7	(326.5)	336.2
	Income taxes	(50.4)	(75.7)	(67.2)	(116.4)	4
	Net (loss)/income	(424.0)	143.0	(393.7)	219.8
(Loss)/earnings per share	- basic	$ (4.97)	$ 1.68	$ (4.62)	$ 2.58	5
	- diluted	$ (4.97)	$ 1.65	$ (4.62)	$ 2.55	5

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these condensed consolidated financial statements

.
Consolidated balance sheets at January 31 2009
	January 31, 2009	February 2, 2008
	$m	$m	Notes
Assets
Current assets:
Cash and cash equivalents	96.8	41.7
Accounts receivable, net	825.2	848.2
Other receivables	81.8	40.5
Other current assets	45.0	38.8
Inventories	1,364.4	1,453.6	7
Total current assets	2,413.2	2,422.8
Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $572.6 million, and $642.8 million, respectively	452.1	489.2
Goodwill	-	556.0
Other intangible assets, net	23.9	22.0
Other assets	9.9	34.8
Deferred tax assets	54.8	74.6
Total assets	2,953.9	3,599.4	2
Liabilities and Shareholders' equity
Current liabilities:
Loans and overdrafts	187.5	36.3
Accounts payable	42.2	89.3
Accrued expenses and other current liabilities	274.8	268.2
Deferred revenue	120.1	125.3	8
Deferred tax liabilities	56.9	47.9
Income taxes payable	55.8	79.5
Total current liabilities	737.3	646.5
Non-current liabilities:
Long-term debt	380.0	380.0
Other liabilities	71.5	96.4
Deferred revenue	142.5	149.7	8
Retirement benefit obligation	12.9	5.6
Total liabilities	1,344.2	1,278.2
Commitments and contingencies (note 9)
Shareholders' equity:
Common stock of $0.18 par value: authorized 500 million shares, 85.3 million shares issued and outstanding (2008: 0.9c par value: authorized 5,929.9 million shares, 1,705.5 million shares issued and outstanding)	15.3	15.3
Deferred stock, £1 par value: authorized nil shares, issued and outstanding nil shares (2008: authorized 50,000 shares, issued and outstanding 50,000 shares)	-	0.1
Additional paid-in capital	164.5	162.5
Other reserves	235.2	235.2
Treasury stock: 0.1 million shares of $0.18 par value (2008: 1.7 million shares of 0.9c par value)	(10.7)	(10.8)
Retained earnings	1,400.9	1,918.4
Accumulated other comprehensive (loss)/income	(195.5)	0.5
Total shareholders' equity	1,609.7	2,321.2
Total liabilities and shareholders' equity	2,953.9	3,599.4
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statements of cash flows for the 52 weeks ended January 31, 2009
	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m
Cash flows from operating activities:
Net (loss)/income	(424.0)	143.0	(393.7)	219.8
Adjustments to reconcile net (loss)/income to cash flows provided by operations:
Depreciation of property, plant and equipment	27.8	33.7	108.1	109.2
Amortization of other intangible assets	2.2	1.4	6.4	4.7
Impairment of goodwill	516.9	-	516.9	-
Pension (income)/expense	(0.6)	(0.6)	0.2	(2.0)
Stock-based compensation (income)/expense	(0.1)	(2.0)	0.7	(3.4)
Deferred taxation	19.6	6.9	24.7	6.9
Other non-cash movements	(1.4)	(1.1)	(2.8)	(3.0)
(Profit)/loss on disposal of property, plant and equipment	(0.8)	1.4	(0.7)	1.4

Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(108.6)	(154.8)	20.5	(56.2)
Increase in other receivables	(13.0)	(10.6)	(18.2)	(5.2)
Decrease in other current assets	3.2	25.0	1.4	0.7
Decrease/(increase) in inventories	160.2	191.4	12.7	(96.8)
Decrease in accounts payable	(81.0)	(145.7)	(38.0)	(31.7)
Increase in accrued expenses and other liabilities	26.7	51.6	6.1	7.7
Increase/(decrease) in deferred revenue	22.0	35.7	(9.8)	9.6
Increase/(decrease) in income taxes payable	23.7	30.5	(20.5)	(19.0)
Effect of exchange rate changes on currency swaps	(7.5)	(2.4)	(49.6)	(1.9)
Net cash provided by operating activities	165.3	203.4	164.4	140.8
Investing activities:
Purchase of property, plant and equipment	(14.0)	(30.0)	(105.1)	(129.1)
Purchase of other intangible assets	(3.7)	(4.0)	(9.8)	(11.3)
Proceeds from sale of property, plant and equipment	0.8	1.0	1.6	1.0
Net cash flows used in investing activities	(16.9)	(33.0)	(113.3)	(139.4)
Financing activities:
Dividends paid	(16.4)	(16.3)	(123.8)	(123.9)
Proceeds from issue of common stock	0.1	0.5	0.1	6.0
Purchase of own stock	-	-	-	(29.0)
(Repayments of)/proceeds from short-term borrowings	(39.1)	(150.0)	160.6	31.1
Net cash flows (used in)/provided by financing activities	(55.4)	(165.8)	36.9	(115.8)
Cash and cash equivalents at beginning of period	35.5	42.8	41.7	152.3
Increase/(decrease) in cash and cash equivalents	93.0	4.6	88.0	(114.4)
Effect of exchange rate changes on cash and cash equivalents	(31.7)	(5.7)	(32.9)	3.8
Cash and cash equivalents at end of period	96.8	41.7	96.8	41.7
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statement of shareholders' equity for the 52 weeks ended January 31, 2009
	Common stock at par value	Deferred stock at par value	Additional paid-in capital	Other reserves	Treasury stock	Retained earnings	Accumulated other comprehensive income/(loss)	Total shareholders' equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at February 2, 2008	15.3	0.1	162.5	235.2	(10.8)	1,918.4	0.5	2,321.2
Net loss	-	-	-	-	-	(393.7)	-	(393.7)
Foreign currency translation adjustments	-	-	-	-	-	-	(190.4)	(190.4)
Changes in fair value of derivative instruments, net of tax	-	-	-	-	-	-	1.8	1.8
Actuarial gains and losses on pension scheme, net of tax	-	-	-	-	-	-	(28.8)	(28.8)
Prior service costs on pension scheme, net of tax	-	-	-	-	-	-	21.4	21.4
Scheme of Arrangement	-	(0.1)	-	-	-	-	-	(0.1)
Dividends	-	-	-	-	-	(123.8)	-	(123.8)
Stock options issued	-	-	-	-	0.1	-	-	0.1
Stock-based compensation expense	-	-	2.0	-	-	-	-	2.0
Balance at January 31, 2009	15.3	-	164.5	235.2	(10.7)	1,400.9	(195.5)	1,609.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statements of comprehensive income for the 52 weeks ended January 31, 2009
	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m
Net (loss)/income	(424.0)	143.0	(393.7)	219.8
Foreign currency translation	(73.1)	(37.6)	(190.4)	(0.2)
Changes in fair value of derivative instruments	21.0	9.3	5.9	12.0
Actuarial loss	(41.7)	(15.5)	(40.2)	(13.5)
Prior service cost	29.9	1.2	29.9	1.2
Deferred tax on items recognized in equity	(2.6)	2.0	(1.2)	2.9
Comprehensive (loss)/income	(490.5)	102.4	(589.7)	222.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the condensed consolidated financial statements
for the 52 weeks ended January 31, 2009

1. Basis of preparation

This financial information has been prepared in accordance with accounting principles generally accepted in the
United States of America
 ("US GAAP").
This financial information has been prepared on the basis of the accounting policies set out in the Group's audited financial statements which will be filed as part of the annual report on Form 20-F for the 52 weeks ended January 31, 2009. This is expected to be filed with the SEC on April 1, 2009.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with US GAAP, this announcement does not itself contain sufficient information to comply with US GAAP.

2. Segmental information

The Group's sales are derived from the retailing of jewelry, watches, other products and services. The Group is managed as two geographical operating segments, being the
US
 and
UK
 divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board. The performance of each segment is regularly evaluated based on sales and operating income. The operating segments do not include income taxes or certain Group costs, and there are no material transactions between the operating segments.

The accounting policies of the segments are the same as those used by the Group to report under US GAAP.

	13 weeks ended January 31, 2009	13 weeks ended February 2, 2008	52 weeks ended January 31, 2009	52 weeks ended February 2, 2008
	$m	$m	$m	$m
Sales:
US	862.1	1,000.6	2,536.1	2,705.7
UK	261.5	384.2	808.2	959.6
Consolidated total	1,123.6	1,384.8	3,344.3	3,665.3
Operating (loss)/income:
US	(327.1)	122.7	(236.4)	265.2
UK	(39.3)	105.0	(37.4)	109.3
Unallocated(1)	(0.1)	(2.8)	(23.5)	(15.8)
Consolidated total	(366.5)	224.9	(297.3)	358.7

	January 31, 2009	February 2, 2008
	$m	$m
Total assets:
US	2,287.0	2,737.3
UK	343.1	632.9
Unallocated(1)	323.8	229.2
Consolidated total	2,953.9	3,599.4
Net tangible assets:
US	1,372.3	1,460.7
UK	227.0	321.0
Unallocated(1)	(13.5)	(38.5)
Consolidated total	1,585.8	1,743.2
 (1) Unallocated principally relates to Group costs.

Notes to the condensed consolidated financial statements
for the 52 weeks ended January 31, 2009

3. Exchange rates

The exchange rates used for the translation of
UK
 pound sterling transactions and balances
in this preliminary announcement
are as follows:
	January 31, 2009	February 2, 2008

Income statement (average rate)	1.75	2.00
Balance sheet (closing rate)	1.45	1.97

4. Taxation

		52 weeks ended	52 weeks ended
		January 31, 2009	February 2, 2008
		$m	$m

Current taxation	-US	10.6	67.5
	- UK	31.9	42.0

Deferred taxation	-US	26.5	9.5
	- UK	(1.8)	(2.6)
		67.2	116.4

5. (Loss)/earnings per share

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
Net (loss)/income ($ million)	(424.0)	143.0	(393.7)	219.8
Basic weighted average number of shares in issue (million)	85.2	85.2	85.2	85.2
Dilutive effect of share options (million)	-	1.5	-	0.9
Diluted weighted average number of shares in issue (million)	85.2	86.7	85.2	86.1
(Loss)/earnings per share - basic	$ (4.97)	$ 1.68	$ (4.62)	$ 2.58
(Loss)/earnings per share - diluted	$ (4.97)	$ 1.65	$ (4.62)	$ 2.55

Basic and diluted earnings per share for the comparative periods have been recalculated following the one for 20 share consolidation undertaken as part of the move of the primary listing of the parent company's shares, effective September 11, 2008.

6. Dividends

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m
Final dividend paid of 6.317c per share (2008: 6.317c)	-	-	107.4	107.6
Interim dividend paid of 0.96c per share (2008: 0.96c)	16.4	16.3	16.4	16.3
	16.4	16.3	123.8	123.9

Notes to the condensed consolidated financial statements
for the 52 weeks ended January 31, 2009

7. Inventories

	January 31, 2009	February 2, 2008
	$m	$m
Raw materials	25.5	16.7
Finished goods	1,338.9	1,436.9
Total inventory net of inventory provisions	1,364.4	1,453.6

8. Deferred revenue

Deferred revenue represents income under extended service warranty agreements and voucher promotions.
	January 31, 2009	February 2, 2008
	$m	$m
Warranty reserve	243.1	246.6
Other	19.5	28.4
	262.6	275.0
Current liabilities	120.1	125.3
Non-current liabilities	142.5	149.7
	262.6	275.0

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m
Warranty reserve, beginning of period	231.4	227.2	246.6	232.7
Warranties sold	51.9	64.6	149.6	166.5
Revenues recognized	(40.2)	(45.2)	(153.1)	(152.6)
Warranty reserve, end of period	243.1	246.6	243.1	246.6

9. Commitments and contingencies
Litigation

The Group is not party to any legal proceedings considered to be material to the financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.
A class lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc., a subsidiary of Signet Jewelers Limited, in the
New York
 federal court by private plaintiffs. The US Equal Opportunities Commission has filed a separate lawsuit alleging that
US
 store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

10. Accounts

The financial information set out above does not constitute the Group's financial statements for the 52 weeks ended January 31, 2009 or the 52 weeks ended February 2, 2008, but is derived from these financial statements. The Group's audited financial statements will be filed as part of the annual report on Form 20-F for the 52 weeks ended January 31, 2009. This is expected to be filed with the SEC on April 1, 2009 and will be available for download from the Group website
www.signetjewelers.com
.

Notes to the condensed consolidated financial statements
for the 52 weeks ended January 31, 2009

11. Impact of constant exchange rates, goodwill impairment and relisting costs

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analyzing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales and other operating (loss)/income at constant exchange rates, including a reconciliation to the Group's US GAAP results, is analyzed below.

	52 weeks ended January 31, 2009	52 weeks ended February 2, 2008	Growth at actual exchange rates	Impact of relisting & goodwill impairment	52 weeks ended January 31, 2009 recalculated (non-GAAP)	Impact of exchange rate movement	52 weeks ended February 2, 2008 at constant exchange rates (non-GAAP)	52 weeks ended February 2, 2008 growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	$m	$m	%

Sales by origin and destination :
US	2,536.1	2,705.7	(6.3)	-	2,536.1	-	2,705.7	(6.3)
UK	808.2	959.6	(15.8)	-	808.2	(119.9)	839.7	(3.8)
	3,344.3	3,665.3	(8.8)	-	3,344.3	(119.9)	3,545.4	(5.7)

Operating (loss)/income:
US	(236.4)	265.2	n/a	408.0	171.6	-	265.2	(35.3)
UK	(37.4)	109.3	n/a	108.9	71.5	(13.7)	95.6	(25.2)
Unallocated	(23.5)	(15.8)	48.7	10.5	(13.0)	2.0	(13.8)	(5.8)
	(297.3)	358.7	n/a	527.4	230.1	(11.7)	347.0	(33.7)

(Loss)/income before taxes	(326.5)	336.2	n/a	527.4	200.9	(12.2)	324.0	(38.0)

Net (loss)/income	(393.7)	219.8	n/a	527.4	133.7	(7.9)	211.9	(36.9)

(Loss)/earnings per share	$(4.62)	$2.58	n/a	$6.19	$1.57	$(0.09)	$2.49	(36.9)

The underlying performance of the business excluding the impact of the costs of moving listing and goodwill impairment is detailed below.
52 weeks ended January 31, 2009	As reported	Excluding relisting costs & goodwill impairment
	$m	$m
(Loss)/income before income taxes	(326.5)	200.9
Tax rate	20.6%	33.5%
Tax charge	(67.2)	(67.2)
Net (loss)/income	(393.7)	133.7
Weighted average number of shares in issue (million)	85.2	85.2
(Loss)/earnings per share - basic	$ (4.62)	$ 1.57
(Loss)/earnings per share - diluted	$ (4.62)	$ 1.57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: March 25, 2009